3/22

07022206

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maximum Ventures Inc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 0 5 2007

B

THOMSON FINANCIAL

FILE NO. 82- 03923

FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/4/07

82 - 3923

RECEIVED
2007 MAR 22 A 11: 28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
9-30-06

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 AND 2005

MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

SUITE 200 – 551 HOWE STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2C2

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *

TELEPHONE: (604)683-0343
FAX: (604)683-4499

* *Incorporated Professional*

AUDITORS' REPORT

To the Shareholders,
Maximum Ventures Inc.

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2006 and 2005** and the statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2006 and 2005** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MINNI, CLARK & COMPANY"
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, Canada
January 9, 2007

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 20,002	$ 2,130
GST receivable	31,142	4,997
Advances and prepaid expenses	2,000	110,618
Refundable deposit	1,000	1,000
	54,144	118,745
EQUIPMENT (Note 3)	20,098	26,603
MINERAL PROPERTIES (Note 4)	396,102	346,102
	$ 470,344	$ 491,450

LIABILITIES

	2006	2005
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 234,339	$ 206,259
Interests accrued	2,063	2,063
Loans payable	107	16,074
Due to related parties	1,775	25,825
	238,284	250,221

SHAREHOLDERS' EQUITY

	2006	2005
SHARE CAPITAL (Note 5)	5,825,469	5,393,611
SHARE SUBSCRIPTIONS	57,500	-
CONTRIBUTED SURPLUS (Note 5)	883,238	600,650
DEFICIT	(6,534,147)	(5,753,032)
	232,060	241,229
	$ 470,344	$ 491,450

Nature of operations and going concern – Note 1
Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

"Georgia Knight"

"Douglas B. Brooks"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
EXPENSES		
Depreciation	$ 6,505	$ 4,220
Bank charges and interest	6,220	6,487
Consulting fees	117,150	30,250
Management fees	30,000	27,500
Office and miscellaneous	9,902	15,286
Professional fees	137,356	186,166
Property investigation	-	55,498
Public and shareholder relations	14,371	10,789
Rent	36,000	36,000
Stock-based compensation	282,588	-
Transfer agent and filing fees	14,700	19,388
Travel and promotion	2,979	255
LOSS BEFORE OTHER ITEM	657,771	391,839
OTHER ITEM:		
Loss on write off of uncollectible advance	123,344	-
NET LOSS FOR THE YEAR	(781,115)	(391,839)
DEFICIT, BEGINNING OF YEAR	(5,753,032)	(5,361,193)
DEFICIT, END OF YEAR	$(6,534,147)	$(5,753,032)
Basic and fully diluted loss per share	$ (0.03)	$ (0.02)
Weighted average number of shares	26,152,443	23,576,110

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net loss for the year	$ (781,115)	$ (391,839)
Items not involving cash:		
Depreciation	6,505	4,220
Stock-based compensation	282,588	-
Loss on write off of uncollectible advance	123,344	-
	(368,678)	(387,619)
Changes in non-cash working capital items:		
GST receivable	(26,145)	9,349
Due to related parties	(24,050)	(5,760)
Advances and prepaid expenses	(14,726)	14,590
Interests accrued	-	(5,000)
Accounts payable and accrued liabilities	28,080	(9,596)
	(405,519)	(384,036)
INVESTING ACTIVITIES		
Acquisition of equipment	-	(26,873)
Property option payment	50,000	-
Deferred exploration costs	-	(16,315)
	50,000	(43,188)
FINANCING ACTIVITIES		
Issuance of shares, net of share issue costs	431,858	631,000
Share subscriptions received	57,500	(264,000)
Loans payable	(15,967)	(9,320)
	473,391	357,680
INCREASE (DECREASE) IN CASH	17,872	(69,544)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,130	71,674
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 20,002	$ 2,130
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration and development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2006, the Company had a working capital deficiency of $184,140 (2005 - $131,476) and an accumulated deficit of $6,534,147 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded assets amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Equipment and Depreciation

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

Automobile	-	24%
Computer equipment	-	30%
Office equipment	-	20%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

c) Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e). Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in thee assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

f) Fair Market Value of Financial Instruments

The carrying value of cash, GST receivable, advances, prepaid expenses, refundable deposit, accounts payable and accrued liabilities, interest accrued, loans payable and amounts due to related parties approximate fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

g) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognised for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis for assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

3. EQUIPMENT

	2006			2005
	Cost	Accumulated Depreciation	Unamort. Cost	Unamort. Cost
Automobile	$ 25,000	$ 8,280	$ 16,720	$ 22,000
Computer	4,909	2,778	2,131	3,044
Office equipment	2,052	805	1,247	1,559
	$ 31,961	$ 11,863	$ 20,098	$ 26,603

4. MINERAL PROPERTIES

	2006	2005
Property costs		
Stump Lake Property	$ 320,000	$ 270,000
Mongolia Properties	1	1
	320,001	270,001
Deferred exploration costs		
Stump Lake Property	76,100	76,100
Mongolia Properties	1	1
	76,101	76,101
	$ 396,102	$ 346,102

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at September 30, 2006 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006 (Note 9)	50,000
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

4. MINERAL PROPERTIES - continued

b) Mongolia Properties (See Note 7)

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue a further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

4. MINERAL PROPERTIES - continued

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. See Note 7

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, September 30, 2004	20,591,543	$ 4,762,611
For cash pursuant to exercise of warrants at $0.10 per share	2,790,000	279,000
For cash pursuant to private placement at $0.1275 per share	1,803,922	230,000
For cash pursuant to private placement at $0.50 per share	250,000	125,000
Finders fee	-	(3,000)
Balance, September 30, 2005	25,435,465	5,393,611
Shares cancelled (escrow)	(107,142)	-
For cash pursuant to exercise of warrants at $0.25 per share	168,431	42,108
For cash pursuant to private placement at $0.25 per share net of share issuance cost	1,616,000	389,750
Balance, September 30, 2006	27,112,754	$ 5,825,469

c) Shares Held in Escrow

During the year 107,142 escrow shares were returned to the Company's treasury and cancelled (2005 outstanding 107,142).

5. SHARE CAPITAL - continued

d) Stock Options

Stock-based compensation plan:

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2006 and 2005 and changes during the years ending on those dates is presented below:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,445,000	$ 0.65	1,465,000	$ 0.65
Granted	2,543,546		-	
Exercised	-		-	
Expired/cancelled	(1,445,000)	0.50	(20,000)	0.65
Options outstanding and exercisable at end of year	2,543,546	$ 0.50	1,445,000	$ 0.65

At September 30, 2006 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$ 0.50	February 10, 2008

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2006	2005
Risk free interest rate	3.95%	1.98%
Expected option life in years	2 years	2 years
Expected stock price volatility	92.3%	126%
Expected dividend yield	Nil	Nil

During the year ended September 30, 2006, compensation costs of $282,588 (2005 - $Nil) were recorded in the statements of loss and deficit for options granted to employees, directors and consultants of the Company.

5. SHARE CAPITAL - continued

e) Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	2006			2005		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Outstanding, beginning of year	5,285,294	$	0.28	6,231,372	$	0.18
Issued	1,616,000	$	0.50	2,053,922	$	0.31
Exercised	(168,431)	$	0.50	(2,790,000)	$	0.10
Expired/cancelled	(3,231,372)	$	0.28	(210,000)	$	0.10
Outstanding, end of year	3,501,491	$	0.39	5,285,294	$	0.28

As at September 30, 2006, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	January 12, 2007
3,501,491		

Each warrant entitles the holder to acquire one common share for each warrant held.

6. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2006 and 2005 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

	2006	2005
Management fees	$ -	$ 27,500
Consulting	25,000	25,000
Interest	-	3,141
	$ 25,000	$ 55,641

At September 30, 2006, the accounts payable includes $4 (2005 - $26,600) due to a company controlled by a director of the Company, and $600 (2005 -$25,000) to a director of the Company.

7. CONTINGENT ASSET

The Company has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

8. FUTURE INCOME TAX

The Company has non-capital tax loss carry forwards of approximately $2,186,642 (2005 - $1,814,000) in Canada that are available to reduce taxable income of future periods. These tax loss carry forwards expire between 2007 and 2016.

The significant components of the Company's future income tax assets are as follows:

	2006	2005
Future income tax assets		
Non-capital losses carried forward	$ 765,325	$ 646,100
Book and tax base differences on assets	563,120	551,500
Less		
Valuation allowance	(1,328,445)	(1,197,600)
Net future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets.

9. SUBSEQUENT EVENT

Subsequent to September 30, 2006, the company paid $50,000 towards the Stump Lake Property option agreement.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2006

BACKGROUND

The following discussion and analysis, prepared as of January 16, 2007, should be read together with the audited financial statements for the year ended September 30, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the year ended September 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, January 16, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company was the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act,* for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and was suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

On January 12, 2006, the CTO's against the Company were revoked and trading was reinstated in the securities of the Company.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is the Plaintiff in an action where, among other things, it is claiming ownership mineral resource properties in Mongolia. Western Prospector Group Ltd., a defendant in the action, in a news release dated March 3, 2006, disclosed Maximum's claim was for a portion of the Saddle Hills Uranium interests.

The Company has interests in Canada where it is searching primarily for Gold and Silver.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2005	Incurred (Written-down) during the period	**Balance, September 30, 2006**
Property costs:			
Stump Lake Property	$ 270,000	$ 50,000	$ **320,000**
Mongolia Properties	1	-	**1**
	270,001	50,000	**320,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 346,102	$ 50,000	$ **396,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – Cont'd

As at September 30, 2006, the Company has incurred exploration expenditures of $76,100 as follows:

	2006
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000 (paid)
On or before November 30, 2006*	50,000
	$ 350,000

* Subsequent to September 30, 2006, the Company paid $50,000.

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the year ended September 30, 2006, totalled $Nil. Expenditure during the comparable period ending June 30, 2005, was $16,315.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.
Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – Cont'd

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

Edren and Ulaan Properties, Mongolia

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES - *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

During the period under review, the Company ("Maximum Ventures Inc") commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

MINERAL PROPERTIES – ***CONT'D***

Edren and Ulaan Properties, Mongolia – *Cont'd*

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

MINERAL PROPERTIES - *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

Western Prospector has announced that a portion of the properties claimed by Maximum include a portion of Saddle Hills Uranium interests.

Maximum is proceeding with the action.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the years ended September 30, 2006, 2005, and 2004.

	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
	$	$	$
Revenue	-	-	-
Net loss	(781,115)	(391,839)	(1,798,284)
Basic and diluted loss per share	(0.03)	(0.02)	(0.09)
Total assets	470,344	491,450	545,965

RESULTS OF OPERATIONS

Year ended September 30, 2006

For the year ended September 30, 2006 the net loss was $781,115 or $0.03 per share compared to the net loss of $391,839 or $0.02 per share for the same period in 2005. The increase in the net loss of $389,276 was primarily due to non-cash stock-compensation expenses of $282,588, loss on write-off of uncollectible advance of $123,344, consulting fees of $86,900, public and shareholder relations of $3,582 and management fees of $2,500 with corresponding decreases in professional fees of $48,810, property investigation expenses of $55,498, office and miscellaneous expenses of $5,384, transfer agents and filing fees of $4,688 with the balance of the increase of $4,742 spread over the remainder of the expenditures.

Three-months ended September 30, 2006

For the three-months ended September 30, 2006 the net income was $62,714 or $0.01 per share compared to the net loss of $99,263 or $0.01 per share for the same period in 2005. The increase in net income of $161,977 was primarily due to over providing on non-cash stock-compensation expenses during quarter two of $315,995 and the write-off of uncollectible advances of $123,344 with increases in the following expenses: professional fees of $15,252, bank charges and interest of $19,613, management fees of $2,500 and shareholder communication expenses of $3,773 with corresponding decreases in consulting fees of $9,150, transfer agents and filing fees of $6,368 with a the balance of the increase of $5,054 spread over the remainder of the expenditures.

Year ended September 30, 2005

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended September 30, 2006, 2005, 2004 and 2003.

	Year Ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	$	$	$
Depreciation	**6,505**	4,220	961	178
Increase (decrease) % *	**54.15**	339.12	439.89	100.00
Bank charges and interest	**6,220**	6,487	11,723	15,371
Increase (decrease) % *	**(4.12)**	(44.66)	(6.69)	(6.69)
Consulting	**117,150**	30,250	25,000	14,700
Increase (decrease) % *	**287.27**	21.00	70.07	(55.18)
Management fees	**30,000**	27,500	30,000	30,000
Increase (decrease) % *	**9.09**	(0.08)	-	-
Office and misc.	**9,902**	15,286	88,545	5,700
Increase (decrease) % *	**(35.22)**	(82.73)	1,453.42	(27.14)
Professional fees	**137,356**	186,166	80,318	62,877
Increase (decrease) % *	**(26.21)**	131.79	27.74	(6.93)
Property investigation	**-**	55,498	166,000	-
Increase (decrease) % *	**(100)**	(66.57)	100.00	(100.00)
Rent	**36,000**	36,000	36,000	37,500
Increase (decrease) % *	**-**	-	(4.00)	19.05
Shareholder communication	**14,371**	10,789	21,149	-
Increase (decrease) % *	**33.20**	(48.98)	100.00	-
Stock-based compensation	**282,588**	-	600,650	-
Increase (decrease) % *	**100**	(100)	100	-
Transfer agent and filing fees	**14,700**	19,388	37,665	11,956
Increase (decrease) % *	**(24.18)**	(48.53)	215.03	19.57
Travel and promotion	**2,979**	255	25,593	6,730
Increase (decrease) %*	**1,068.24**	(99.00)	280.28	305.17

- Increase (decrease) expressed in % compared to the prior quarter and years..

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2006				Year ended September 30, 2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(44,892)	(651,233)	(147,704)	62,714*	(170,277)	(65,397)	(56,902)	(99,263)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	0.01	(0.01)	(0.01)	(0.01)	(0.01)

** Refer to above - "Results of Operations"*

The net loss for the second quarter of the fiscal 2006 was $651,233 compared to the net loss of $65,397 for the same period in fiscal 2005. The increase in the net loss was primarily due to stock-based compensation expenses of $598,583.

During the third quarter of the fiscal 2006 the Company's net loss was $147,704 compared to the net loss of $56,902 for the same period in fiscal 2005. The increase was primarily affected by $35,043 professional fees due to the Company's ongoing litigation process regarding the Mongolian properties and consulting fees of $83,500.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had a working capital deficiency of $184,140(September 30, 2005 – working capital deficiency of $ 131,476).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares

LIQUIDITY AND CAPITAL RESOURCES – *CONT'D*

at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

On April 11, 2006, the Company closed a non-brokered private placement financing of $389,750, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters

On April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

Subsequently, on January 3, 2007, the non-brokered was increased to $500,000 comprising one million units at $0.50 per unit. Each unit consists of one common shares and one transferable warrant entitling the holder to purchase on additional share for $0.75. The warrant period will be set at the maximum period allowable under applicable exchange policies.

Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news release in Stockwatch dated March 2, 2006, and Western Prospector's news release in Stockwatch dated March 3, 2006. Funds from the financing will be used for general working capital, exploration, general corporate matters and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

At September 30, 2006, the Company held cash on hand of $20,002 (2005: $2,130) and liabilities totalled $238,284 (2005: $250,221).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
Issued and Fully Paid			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and March 31, 2006		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	389,750
Balance September 30, 2006		27,112,754	$ 5,825,469

Stock Options

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

SHARE CAPITAL – *CONT'D*

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2006 and 2005 and changes during the years ending on those dates is presented below:

	September 30, 2006		September 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,445,000	$0.65	1,465,000	$0.65
Granted	2,543,546	$0.50	-	-
Expired	(1,445,000)	($0.65)	(20,000)	0.65
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,445,000	$0.65

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended September 30, 2006 the Company recorded a non-cash compensation charge of $282,588 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.11 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.95%	-
Dividend yield	-	-
Expected stock price volatility	92.3%	-
Weighted average expected stock option life	2 years	-

Share Purchase Warrants

At September 30, 2006, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

SHARE CAPITAL – *CONT'D*

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	January 12, 2007
3,501,491		

RELATED PARTY TRANSACTIONS

During the year ended September 30, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	2006	2005
Consulting fees	$ 25,000	$ 25,000
Management fees	-	27,500
Interest	-	3,141
	$ 25,000	$ 55,641

At September 30, 2006, accounts payable includes $4 (2005: $26,600) due to a company controlled by director of the Company and $600 (2005: $25,000) to a director of the Company.

ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at September 30, 2006, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at January 16, 2007 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at January 16, 2007 totalled 27,112,754 shares. There were 3,501,491 warrants outstanding and 2,543,546 stock options outstanding.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

SEPTEMBER 30, 2006

BACKGROUND

The following discussion and analysis, prepared as of January 16, 2007, should be read together with the audited financial statements for the year ended September 30, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the year ended September 30, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, January 16, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company was the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and was suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

On January 12, 2006, the CTO's against the Company were revoked and trading was reinstated in the securities of the Company.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is the Plaintiff in an action where, among other things, it is claiming ownership mineral resource properties in Mongolia. Western Prospector Group Ltd., a defendant in the action, in a news release dated March 3, 2006, disclosed Maximum's claim was for a portion of the Saddle Hills Uranium interests.

The Company has interests in Canada where it is searching primarily for Gold and Silver.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2005	Incurred (Written-down) during the period	**Balance, September 30, 2006**
Property costs:			
Stump Lake Property	$ 270,000	$ 50,000	$ **320,000**
Mongolia Properties	1	-	**1**
	270,001	50,000	**320,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 346,102	$ 50,000	$ **396,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

MINERAL PROPERTIES – ***CONT'D***

Stump Lake Property, Canada – Cont'd

As at September 30, 2006, the Company has incurred exploration expenditures of $76,100 as follows:

	2006
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before November 30, 2005	50,000 (paid)
On or before November 30, 2006*	50,000
	$ 350,000

* Subsequent to September 30, 2006, the Company paid $50,000.

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the year ended September 30, 2006, totalled $Nil. Expenditure during the comparable period ending June 30, 2005, was $16,315.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.
Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

MINERAL PROPERTIES – *CONT'D*

<u>*Stump Lake Property, Canada*</u> *– Cont'd*

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

<u>Edren and Ulaan Properties, Mongolia</u>

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

<u>Edren and Ulaan Properties, Mongolia</u>

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

COURT ACTION MONGOLIAN MINERAL CLAIMS

During the period under review, the Company ("Maximum Ventures Inc") commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

These claims were announced by Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for a portion of the Saddle Hills Uranium interests.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

COURT ACTION MONGOLIAN MINERAL CLAIMS- *CONT'D*

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum

COURT ACTION MONGOLIAN MINERAL CLAIMS- *CONT'D*

in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

COURT ACTION MONGOLIAN MINERAL CLAIMS- *CONT'D*

Western Prospector has announced that a portion of the properties claimed by Maximum include a portion of Saddle Hills Uranium interests.

Maximum is proceeding with the action.

SELECTED FINANCIAL INFORMATION

The following table presents audited selected financial information for the years ended September 30, 2006, 2005, and 2004.

	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
	$	$	$
Revenue	-	-	-
Net loss	(781,115)	(391,839)	(1,798,284)
Basic and diluted loss per share	(0.03)	(0.02)	(0.09)
Total assets	470,344	491,450	545,965

RESULTS OF OPERATIONS

Year ended September 30, 2006

For the year ended September 30, 2006 the net loss was $781,115 or $0.03 per share compared to the net loss of $391,839 or $0.02 per share for the same period in 2005. The increase in the net loss of $389,276 was primarily due to non-cash stock-compensation expenses of $282,588, loss on write-off of uncollectible advance of $123,344, consulting fees of $86,900, public and shareholder relations of $3,582 and management fees of $2,500 with corresponding decreases in professional fees of $48,810, property investigation expenses of $55,498, office and miscellaneous expenses of $5,384, transfer agents and filing fees of $4,688 with the balance of the increase of $4,742 spread over the remainder of the expenditures.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

Fourth Quarter ended September 30, 2006

For the three-months ended September 30, 2006 the net income was $62,714 or $0.01 per share compared to the net loss of $99,263 or $0.01 per share for the same period in 2005. The increase in net income of $161,977 was primarily due to over providing on non-cash stock-compensation expenses during quarter two of $315,995 and the write-off of uncollectible advances of $123,344 with increases in the following expenses: professional fees of $15,252, due to legal costs regarding the Company's court action (refer to above- *Court Action Mongolian Mineral Claims*) bank charges and interest of $19,613 due to an over provision of interest adjusted during 2005, management fees of $2,500 and shareholder communication expenses of $3,773 with corresponding decreases in consulting fees of $9,150 due to year end adjustments in 2005, transfer agents and filing fees of $6,368 due to decreased activity in corporate and financing matters with a the balance of the increase of $5,054 spread over the remainder of the expenditures.

Compared to the three-months ended June 30, 2006, the Company's net income decreased from $147,704 to a net income of $62,714 during the fourth quarter ended September 30, 2006, which was mainly attributable to the year end adjustment made on stock-based compensation expenses which were overstated by $315,995. Excluding this adjustment the Company's net loss for the quarter ended September 30, 2006, compared to the net loss for the quarter ended June 30, 2006, increased by $105,577, which was mainly due to the write-off of uncollectible advances of $123,344, professional fees of $41,358 due to legal costs regarding litigation relating to the Company's Claim for Mongolian properties and damages and bank charges and interest of $8,714 due to year end adjustments with corresponding decreases in consulting fees of $62,450 as most of the fees were incurred during the nine-months ended June 30, 2006 and a decrease in transfer agents cost of $6,594 due to less activity in corporate and financing matter during the fourth quarter, with the balance of the increase of $1,205 spread over the remainder of the expenditures.

Three-months ended September 30, 2006

For the three-months ended September 30, 2006 the net income was $62,714 or $0.01 per share compared to the net loss of $99,263 or $0.01 per share for the same period in 2005. The increase in net income of $161,977 was primarily due to over providing on non-cash stock-compensation expenses during quarter two of $315,995 and the write-off of uncollectible advances of $123,344 with increases in the following expenses: professional fees of $15,252, bank charges and interest of $19,613, management fees of $2,500 and shareholder communication expenses of $3,773 with corresponding decreases in consulting fees of $9,150, transfer agents and filing fees of $6,368 with a the balance of the increase of $5,054 spread over the remainder of the expenditures.

Year ended September 30, 2005

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the years ended September 30, 2006, 2005, 2004 and 2003.

	Year Ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
	$	$	$	$
Depreciation	**6,505**	4,220	961	178
Increase (decrease) % *	**54.15**	339.12	439.89	100.00
Bank charges and interest	**6,220**	6,487	11,723	15,371
Increase (decrease) % *	**(4.12)**	(44.66)	(6.69)	(6.69)
Consulting	**117,150**	30,250	25,000	14,700
Increase (decrease) % *	**287.27**	21.00	70.07	(55.18)
Management fees	**30,000**	27,500	30,000	30,000
Increase (decrease) % *	**9.09**	(0.08)	-	-
Office and misc.	**9,902**	15,286	88,545	5,700
Increase (decrease) % *	**(35.22)**	(82.73)	1,453.42	(27.14)
Professional fees	**137,356**	186,166	80,318	62,877
Increase (decrease) % *	**(26.21)**	131.79	27.74	(6.93)
Property investigation	**-**	55,498	166,000	-
Increase (decrease) % *	**(100)**	(66.57)	100.00	(100.00)
Rent	**36,000**	36,000	36,000	37,500
Increase (decrease) % *	**-**	-	(4.00)	19.05
Shareholder communication	**14,371**	10,789	21,149	-
Increase (decrease) % *	**33.20**	(48.98)	100.00	-
Stock-based compensation	**282,588**	-	600,650	-
Increase (decrease) % *	**100**	(100)	100	-
Transfer agent and filing fees	**14,700**	19,388	37,665	11,956
Increase (decrease) % *	**(24.18)**	(48.53)	215.03	19.57
Travel and promotion	**2,979**	255	25,593	6,730
Increase (decrease) %*	**1,068.24**	(99.00)	280.28	305.17

- Increase (decrease) expressed in % compared to the prior quarter and years..

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

	Year ended September 30, 2006				Year ended September 30, 2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(44,892)	(651,233)	(147,704)	62,714*	(170,277)	(65,397)	(56,902)	(99,263)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	0.01	(0.01)	(0.01)	(0.01)	(0.01)

* *Refer to above - "Results of Operations"*

The net loss for the second quarter of the fiscal 2006 was $651,233 compared to the net loss of $65,397 for the same period in fiscal 2005. The increase in the net loss was primarily due to stock-based compensation expenses of $598,583.

During the third quarter of the fiscal 2006 the Company's net loss was $147,704 compared to the net loss of $56,902 for the same period in fiscal 2005. The increase was primarily affected by $35,043 professional fees due to the Company's ongoing litigation process regarding the Mongolian properties and consulting fees of $83,500.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had a working capital deficiency of $184,140(September 30, 2005 – working capital deficiency of $ 131,476).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares

LIQUIDITY AND CAPITAL RESOURCES - *CONT'D*

at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

On April 11, 2006, the Company closed a non-brokered private placement financing of $389,750, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters

On April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

Subsequently, on January 3, 2007, the non-brokered was increased to $500,000 comprising one million units at $0.50 per unit. Each unit consists of one common shares and one transferable warrant entitling the holder to purchase on additional share for $0.75. The warrant period will be set at the maximum period allowable under applicable exchange policies.

Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news release in Stockwatch dated March 2, 2006, and Western Prospector's news release in Stockwatch dated March 3, 2006. Funds from the financing will be used for general working capital, exploration, general corporate matters and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

At September 30, 2006, the Company held cash on hand of $20,002 (2005: $2,130) and liabilities totalled $238,284 (2005: $250,221).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
Issued and Fully Paid			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005 and March 31, 2006		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	389,750
Balance September 30, 2006		27,112,754	$ 5,825,469

Stock Options

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

SHARE CAPITAL – *CONT'D*

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of September 30, 2006 and 2005 and changes during the years ending on those dates is presented below:

	September 30, 2006		September 30, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,445,000	$0.65	1,465,000	$0.65
Granted	2,543,546	$0.50	-	-
Expired	(1,445,000)	($0.65)	(20,000)	0.65
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,445,000	$0.65

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended September 30, 2006 the Company recorded a non-cash compensation charge of $282,588 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.11 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	3.95%	-
Dividend yield	-	-
Expected stock price volatility	92.3%	-
Weighted average expected stock option life	2 years	-

Share Purchase Warrants

At September 30, 2006, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

SHARE CAPITAL - *CONT'D*

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	January 12, 2007
3,501,491		

RELATED PARTY TRANSACTIONS

During the year ended September 30, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	2006	2005
Consulting fees	$ 25,000	$ 25,000
Management fees	-	27,500
Interest	-	3,141
	$ 25,000	$ 55,641

At September 30, 2006, accounts payable includes $4 (2005: $26,600) due to a company controlled by director of the Company and $600 (2005: $25,000) to a director of the Company.

ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at September 30, 2006, no provision has been made for asset retirement obligations.

AMENDED

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2006

OUTSTANDING SHARE DATA

As at January 16, 2007 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at January 16, 2007 totalled 27,112,754 shares. There were 3,501,491 warrants outstanding and 2,543,546 stock options outstanding.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3923

RECEIVED

2007 MAR 22 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIMUM VENTURES INC.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 25, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-3923

MAXIMUM VENTURES INC.

Form 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.** (the "Issuer") for the period ending **September 30, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 25, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-3923

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31, 2006

(Unaudited)

MAXIMUM VENTURES INC.

December 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, *subsection* 4.3(3) (a), *if an auditor* has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

	December 31, 2006 (Unaudited)	September 30, 2006 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 89,050	$ 20,002
GST receivable	34,480	31,142
Advances and prepaid expenses	2,000	2,000
Refundable deposit	1,000	1,000
	126,530	54,144
Equipment – *Note 4*	18,873	20,098
Mineral properties – *Note 3*	446,102	396,102
	$ 591,505	$ 470,344
LIABILITIES		
Current		
Accounts payable and accrued liabilities – *Note 6*	$ 271,795	$ 234,339
Interest accrued	2,063	2,063
Loans payable	2,607	107
Due to related parties	8,025	1,775
	284,490	238,284
SHAREHOLDERS' EQUITY		
Share Capital - *Note 5*	5,825,469	5,825,469
Share subscriptions	211,050	57,500
Contributed surplus	883,238	883,238
Deficit	(6,612,742)	(6,534,147)
	307,015	232,060
	$ 591,505	$ 470,344

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director** *"Raymond W. Roland"* **Director**

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31, 2006 and 2005
(Unaudited)

		Three Months Ended December 31, 2006		Three Months Ended December 31, 2005
EXPENSES				
Amortization	$	1,225	$	1,626
Bank charges and interest		7,973		3,863
Consulting fees – *Note 6*		39,578		-
Management fees		7,500		7,500
Office & miscellaneous		3,544		1,065
Professional fees		5,080		14,392
Property investigation		-		-
Rent		9,000		9,000
Shareholders communication		2,702		2,697
Transfer agent and filing fees		1,947		3,920
Travel and promotion		46		829
NET LOSS FOR THE PERIOD		78,595		44,892
DEFICIT, BEGINNING OF THE PERIOD		6,534,147		5,753,032
DEFICIT, END OF PERIOD	$	6,612,742	$	5,797,924
NET LOSS PER SHARE	$	0.01	$	0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2006 and 2005
(Unaudited)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005
OPERATIONS		
Net loss for the period	$ (78,595)	$ (44,892)
Items not involving cash:		
Amortization	1,225	1,626
Changes in non-cash working capital items related to operations:		
GST receivable	(3,338)	(2,470)
Accounts payable and accrued liabilities	37,456	44,021
Due to related parties	6,250	-
Cash used in operating activities	(37,002)	(1,715)
INVESTING ACTIVITIES		
Resource properties acquisition costs	(50,000)	-
Cash used in investing activities	(50,000)	-
FINANCING ACTIVITIES		
Common shares subscription	153,550	-
Loans payable	2,500	-
Cash provided by financing activities	156,050	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	69,048	(1,715)
CASH, BEGINNING OF THE PERIOD	20,002	2,130
CASH, END OF PERIOD	$ 89,050	$ 415
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2006
(Unaudited)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2006, the Company had a working capital deficiency of $157,960 (2005 – working capital deficiency of $174,742) and an accumulated deficit of $6,612,742 since incorporation. The Company has experienced recurring losses and has not generated profitable operations since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ended September 30, 2007.

NOTE 3 – MINERAL PROPERTIES

	Balance, September30, 2006	Incurred (Written-down) during the year	Balance, December 31 , 2006
Property costs			
Stump Lake Property	320,000	50,000	370,000
Mongolia Property	1	-	1
	320,001	50,000	370,001
Deferred exploration costs			
Stump Lake Property	76,100	-	76,100
Mongolia Property	1	-	1
	76,101	-	76,101
	$ 396,102	$ 50,000	$ 446,102

NOTE 3 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at December 31, 2006 the total amount of $76,100 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

NOTE 3 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
to make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

NOTE 4 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2006	Net Carrying Amount 2005
Computer	$ 4,909	$ 2,938	$ 1,971	$ 2,817
Office equipment	2,052	867	1,185	1,480
Automobile	25,000	9,283	15,717	20,680
	$ 31,961	$ 13,088	$ 18,873	$ 24,977

NOTE 5 - SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30; 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
For cash:			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs			(14,250)
Balance September 30, 2006 and December 31, 2006		27,112,754	$ 5,825,469

As of December 31, 2006, the Company's held no common shares in escrow.

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2006 and 2005 and changes during the years ending on those dates is presented below:

	December 31, 2006		December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,543,546	$0.50	1,445,000	$0.65
Granted	-	-	-	-
Expired	-	-	-	-
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,445,000	$0.65

As at December 31, 2006, the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$0.50	February 10,2008

Share purchase warrants

Share purchase warrant transactions as at December 31, 2006, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,501,491	$ 0.39
Granted	-	$ -
Exercised	-	$ -
Expired	-	$ -
Outstanding, end of period	3,501,491	$ 0.39

NOTE 5 - SHARE CAPITAL (Continued)

Commitments

Share purchase warrants

At December 31, 2005 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	January 12, 2007
3,501,491		

NOTE 6 – RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31, 2006	Three months ended December 31, 2005
Consulting	$ 6,250	$ -
	$ 6,250	$ -

At December 31, 2006, accounts payable includes $ 4 (2005: $26,600) due to a company controlled by director of the Company, and $6,250 (2005: $25,000) due to a director of the Company.

NOTE 7 – CONTINGENT ASSET

The Company has commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

NOTE 7 – CONTINGENT ASSET (continued)

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

NOTE 8 – SUBSEQUENT EVENTS

a) On January 3, 2007, the Company agreed to a non-brokered private placement financing of up to $500,000, comprising of 1,000,000 units, at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 cents per share per share. The warrant period will be set at the maxim period allowable under applicable Exchange policies. Funds from the financing will be used for general working capital , exploration, litigation matters and general corporate matters.

   The financing is subject to acceptance for filing by.the TSX Venture Exchange.

b) On January 18, 2007, the Company received TSX Venture Exchange approval with respect to a non-brokered private placement of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of one year. Funds from the financing will be used for working capital and in connection with possible litigation matters.

   On January 25, 2007, the Company completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 75 cents per share. The units are restricted from trading until May 20, 2007.

c) On February 12, 2007, the Company agreed to a non-brokered private placement financing of up to $1,500,000, comprising of 1,500,000 units, at $1.00 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.50 cents per share per share for a period of one year. Funds from the financing will be used for general working capital and for the Company's litigation against Western Prospector Group Ltd., Ken de Graaf and certain companies owned, controlled by or associated with Mr. de Graaf. A finder's fee is payable in units on a portion of the private placement.

   The financing is subject to acceptance for filing by the TSX Venture Exchange.

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.**, (the issuer) for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations

DECEMBER 31, 2006

BACKGROUND

The following discussion and analysis, prepared as of February 21, 2007, should be read together with the unaudited interim financial statements for the three months ended December 31, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three months ended December 31, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, February 21, 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum is a mineral exploration company. The Company was the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and was suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

On January 12, 2006, the CTO's against the Company were revoked and trading was reinstated in the securities of the Company.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company is the Plaintiff in an action where, among other things, it is claiming ownership mineral resource properties in Mongolia. Western Prospector Group Ltd., a defendant in the action, in a news release dated March 3, 2006, disclosed Maximum's claim was for a portion of its Saddle Hills Uranium interests.

The Company also has property interests in Canada at Stump Lake, British Columbia.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2006	Incurred (Written-down) during the period	Balance, December 31, 2006
Property costs:			
Stump Lake Property	$ 320,000	$ 50,000	$ **370,000**
Mongolia Properties	1	-	**1**
	320,001	50,000	**370,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	-	**76,100**
Mongolia Properties	1	-	**1**
	76,101	-	**76,101**
	$ 396,102	$ 50,000	$ **446,102**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – Cont'd

As at December 31, 2006, the Company has incurred exploration expenditures of $76,100 as follows:

	2006
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the three months ended December 31, 2006, totalled $Nil. Expenditure during the comparable period ending December 31, 2005, was $Nil.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for mapping and geophysical work. Additional trenching and drilling would require work permit applications. Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – Cont'd

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Edren and Ulaan Properties, Mongolia

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

Edren and Ulaan Properties, Mongolia

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance Payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia – Cont'd

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the agreement provides that the Company and Brant will form a joint venture to further explore and develop these properties.

The agreements provide that the Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties, and that the two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

COURT ACTION MONGOLIAN MINERAL CLAIMS

During fiscal 2006, the Company (or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the "Mongolian claims") were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

MINERAL PROPERTIES – *CONT'D*

<u>*Edren and Ulaan Properties, Mongolia*</u> *– Cont'd*

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for a portion of the Saddle Hills Uranium interests.

Maximum's Statement of Claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

MINERAL PROPERTIES - *CONT'D*
Edren and Ulaan Properties, Mongolia – Cont'd

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the three months ended December 31, 2006 and 2005 and audited financial information for the years ended September 30, 2006, 2005, and 2004.

	Three Months ended December 31, 2006	**Three Months ended December 31, 2005**	Year ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
	$	**$**	$	$	$
Revenue	-	-	-	-	-
Net loss	**(78,595)**	**(44,892)**	(781,115)	(391,839)	(1,798,284)
Basic and diluted loss per share	**(0.01)**	**(0.01)**	(0.03)	(0.02)	(0.09)
Total assets	**591,505**	**490,579**	470,344	491,450	545,965

RESULTS OF OPERATIONS

Fourth Quarter ended September 30, 2006

For the three-months ended December 31, 2006 the net loss was $78,595 or $0.01 per share compared to the net loss of $44,892 or $0.01 per share for the same period in 2005. The increase in net loss of $33,703 was primarily due to consulting fees which increased by $39,578 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties and $4,110 in bank charges and interest with corresponding decreases in professional fees of $9,312, transfer agents and filing fees of $1,973 due to decreased activity in corporate and financing matters with the balance of the increase of $1,120 spread over the remainder of the expenditures.

Compared to the three-months ended September 30, 2006, the Company's net loss increased by $141,309 from a $62,714 net income as at September 30, 2006 to a net loss of $78,595 as at December 31, 2006, which was mainly attributable to the year end adjustment made on stock-based compensation expenses which were overstated by $315,995. Excluding this adjustment the Company's net loss for the quarter ended December 31, 2006, compared to the net loss for the quarter ended September 30, 2006, decreased by $175,686, which was mainly due to the write-off of uncollectible advances of $123,344 as at the year ended September 30, 2006 and professional fees which decreased by $71,321 due to legal costs with corresponding increases in consulting fees of $18,478 and bank charges and interest of $4,503 with the balance of the increase of $501 spread over the remainder of the expenditures.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

Year ended September 30, 2006

For the year ended September 30, 2006 the net loss was $781,115 or $0.03 per share compared to the net loss of $391,839 or $0.02 per share for the same period in 2005. The increase in the net loss of $389,276 was primarily due to non-cash stock-compensation expenses of $282,588, loss on write-off of uncollectible advance of $123,344, consulting fees of $86,900, public and shareholder relations of $3,582 and management fees of $2,500 with corresponding decreases in professional fees of $48,810, property investigation expenses of $55,498, office and miscellaneous expenses of $5,384, transfer agents and filing fees of $4,688 with the balance of the increase of $4,742 spread over the remainder of the expenditures.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense three months ended December 31, 2006 and 2005 and for the years ended September 30, 2006, 2005, and 2004.

	Three-months ended December 31, 2006	**Three-months ended December 31, 2005**	Year Ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
		$	$	$	$
Depreciation	**1,225**	**1,626**	6,505	4,220	961
Increase (decrease) % *	**(24.66)**		54.15	339.12	439.89
Bank charges and interest	**7,973**	**3,863**	6,220	6,487	11,723
Increase (decrease) % *	**106.39**		(4.12)	(44.66)	(6.69)
Consulting	**39,578**	**-**	117,150	30,250	25,000
Increase (decrease) % *	**100.00**	**-**	287.27	21.00	70.07
Management fees	**7,500**	**7,500**	30,000	27,500	30,000
Increase (decrease) % *	**-**	**-**	9.09	(0.08)	-
Office and misc.	**3,544**	**1,065**	9,902	15,286	88,545
Increase (decrease) % *	**232.77**		(35.22)	(82.73)	1,453.42

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
DECEMBER 31, 2006

	Three-months ended December 31, 2006	**Three-months ended December 31, 2005**	Year Ended September 30, 2006	Year ended September 30, 2005	Year ended September 30, 2004
Professional fees	**5,080**	**14,392**	137,356	186,166	80,318
Increase (decrease) % *	**(64.70)**		(26.21)	131.79	27.74
Property investigation	-	-	-	55,498	166,000
Increase (decrease) % *	-	-	(100)	(66.57)	100.00
Rent	**9,000**	**9,000**	36,000	36,000	36,000
Increase (decrease) % *	-	-	-	-	(4.00)
Shareholder communication	**2,702**	**2,697**	14,371	10,789	21,149
Increase (decrease) % *	**0.18**		33.20	(48.98)	100.00
Stock-based compensation	-	-	282,588	-	600,650
Increase (decrease) % *	-	-	100	(100)	100
Transfer agent and filing fees	**1,947**	**3,920**	14,700	19,388	37,665
Increase (decrease) % *	**(50.33)**		(24.18)	(48.53)	215.03
Travel and promotion	**46**	**829**	2,979	255	25,593
Increase (decrease) %*	**(64.45)**		1,068.24	(99.00)	280.28

- Increase (decrease) expressed in % compared to the prior quarter and years.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	YEARS ENDED SEPTEMBER 30,							
	2007	**2006**				**2005**		
	Qrt 1	Qrt 1	Qrt 2	Qrt 3	Qrt 4	Qrt 2	Qrt 3	Qrt 4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net Loss	(78,595)	(44,892)	(651,233)	(147,704)	62,714	(65,397)	(56,902)	(99,263)
Basic/diluted Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The net loss for the first quarter of the fiscal 2007 was $78,595 compared to the net loss of $44,892 for the same period in fiscal 2006. The increase in the net loss was primarily due to consulting fees of $39,578

The net loss for the second quarter of the fiscal 2006 was $651,233 compared to the net loss of $65,397 for the same period in fiscal 2005. The increase in the net loss was primarily due to stock-based compensation expenses of $598,583.

During the third quarter of the fiscal 2006 the Company's net loss was $147,704 compared to the net loss of $56,902 for the same period in fiscal 2005. The increase was primarily affected by $35,043 in professional fees and consulting fees of $83,500 due to the Company's ongoing litigation regarding the Mongolian properties.

During the fourth quarter of fiscal 2006 the net income was $62,714 or $0.01 per share compared to the net loss of $99,263 or $0.01 per share for the same period in 2005. The increase in net income of $161,977 was primarily due to over providing on non-cash stock-compensation expenses during the year of $315,995 and the write-off of uncollectible advances of $123,344.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, the Company had a working capital deficiency of $157,960 (December 31, 2005 – working capital deficiency of $ 174,742).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

On April 11, 2006, the Company closed a non-brokered private placement financing of $389,750, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement was restricted to former placees whose warrants expired during the period that the Company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters

On April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

Refer to "Subsequent Events"

Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news release in Stockwatch dated March 2, 2006, and Western Prospector's news release in Stockwatch dated March 3, 2006. Funds from the financing will be used for general working capital, exploration, general corporate matters and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

LIQUIDITY AND CAPITAL RESOURCES – *CONT'D*

At December 31, 2006, the Company held cash on hand of $89,050 (2005: $415) and liabilities totalled $284,490 (2005: $294,242).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property (Stump Lake)	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	387,000
- for mineral property (Mongolia)	– at $0.25	1,500,000	375,000
- for mineral property (finder's fee)	– at $0.1275	150,000	37,500
Balance September 30, 2004		20,591,543	4,762,611
Issued and Fully Paid			
- pursuant to exercise of warrants	– at $0.10	2,790,000	279,000
- pursuant to private placement	– at $0.1275	1,803,922	230,000
- pursuant to private placement	– at $0.50	250,000	125,000
- finder's fee		-	(3,000)
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs			(14,250)
Balance September 30, 2006 and December 31, 2006		27,112,754	$ 5,825,469

SHARE CAPITAL – *CONT'D*

Stock Options

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of December 31, 2006 and 2005 and changes during the years ending on those dates is presented below:

	December 31, 2006		December 31, 2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,543,546	$0.50	1,445,000	$0.65
Granted	-	-	-	-
Expired	-	-	-	-
Options outstanding and exercisable at end of period	2,543,546	$0.50	1,445,000	$0.65

As at December 31, 2006, the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
2,543,546	$0.50	February 10,2008

The Company records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended September 30, 2006 the Company recorded a non-cash compensation charge of $282,588 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.11 per share.

Share Purchase Warrants

At December 31, 2006, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,635,491	$0.25	February 22, 2007
250,000	$0.75	February 22, 2007
1,616,000	$0.50	January 12, 2007
3,501,491		

RELATED PARTY TRANSACTIONS

During the three months ended December 31, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

	2006	2005
Consulting fees	$ 6,250	$ -
	$ 6,250	$ -

At December 31, 2006, accounts payable includes $4 (2005: $26,600) due to a company controlled by director of the Company and $6,250(2005: $25,000) to a director of the Company.

ACCOUNTING PRINCIPLES

Stock Based Compensation

The Company has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2006, no provision has been made for asset retirement obligations.

OUTSTANDING SHARE DATA

As at February 21, 2007 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at February 21, 2007 totalled 28,538,932 shares. There were 4,373,313 warrants outstanding and 2,543,546 stock options outstanding.

SUBSEQUENT EVENTS

a) On January 3, 2007, the Company agreed to a non-brokered private placement financing of up to $500,000, comprising of 1,000,000 units, at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 cents per share per share. The warrant period will be set at the maxim period allowable under applicable Exchange policies. Funds from the financing will be used for general working capital, exploration, litigation matters and general corporate matters.

   The financing is subject to acceptance for filing by the TSX Venture Exchange

b) On January 18, 2007, the Company received TSX Venture Exchange approval with respect to a non-brokered private placement of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of one year. Funds from the financing will be used for working capital and in connection with possible litigation matters.

   On January 25, 2007, the Company completed $575,000 of its non-brokered private placement comprising 1.15 million units at 50 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the company at a price of 75 cents per share. The units are restricted from trading until May 20, 2007.

c) On February 12, 2007, the Company agreed to a non-brokered private placement financing of up to $1,500,000, comprising of 1,500,000 units, at $1.00 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.50 cents per share per share for a period of one year. Funds from the financing will be used for general working capital and for the Company's litigation against Western.

d) Prospector Group Ltd., Ken de Graaf and certain companies owned, controlled by or associated with Mr. de Graaf. A finder's fee is payable in units on a portion of the private placement.

   The financing is subject to acceptance for filing by the TSX Venture Exchange.

RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-3923

RECEIVED
2007 MAR 22 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.**, (the issuer) for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-3923

RECEIVED
2007 MAR 22 A 11: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIMUM VENTURES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Maximum Ventures Inc.**, (the issuer) for the interim period ending **December 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 1, 2007

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

November 7, 2006 | Telephone: (604) 669-5819 | Trading Symbol: MVI.H
Toll Free: 1 (888) 880-2288 | 12g3-2(b): 82-3923

PRIVATE PLACEMENT INCREASE

Maximum Ventures Inc. **MVI.H – TSX.V** is pleased to announce the Company will be proceeding with its non-brokered private placement financing as amended October 25, 2006, and which has now been increased to $600,000 comprised of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of two years. The increase includes $55,000 units being issued on a flow-through basis.

Funds from the financing will be used for working capital, exploration and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *Douglas B. Brooks*
Douglas B. Brooks, President

82-3923

MAXIMUM VENTURES INC.

January 3, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

PRIVATE PLACEMENT

Maximum Ventures Inc. **MVI.H – TSX.V** is pleased to announce a non-brokered private placement financing of $500,000 comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share. The warrant period will be set at the maxium period allowable under applicable Exchange policies. Funds from the financing will be used for working capital, exploration, litigation matters and general corporate matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM VENTURES INC.

January 25, 2007

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI.H
12g3-2(b): 82-3923

PRIVATE PLACEMENT CLOSING

Maximum Ventures Inc. **MVI.H** – announces that, further to its news release of November 7, 2006, it has completed $575,000 of its non-brokered private placement comprised of 1,150,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.75 per share. The units are restricted from trading until May 20, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-3923

MAXIMUM VENTURES INC.

February 12, 2007 | Telephone: (604) 669-5819 | Trading Symbol: MVI.H
Toll Free: 1 (888) 880-2288 | 12g3-2(b): 82-3923

$1.5 MILLION PRIVATE PLACEMENT FOR LITIGATION AND WORKING CAPITAL

Maximum Ventures Inc. (**MVI.H**) is pleased to announce a non-brokered private placement financing of $1,500,000 comprised of 1,500,000 units at $1.00 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $1.50 per share for one year. Funds from the financing will be used for general working capital and for the Company's litigation against Western Prospector Group Ltd., Ken de Graaf et al announced March 2, 2006. A finder's fee is payable in units on a portion of the private placement.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

BY ORDER OF THE BOARD OF DIRECTORS OF MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3123

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

   MAXIMUM VENTURES INC.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
   Address
   (604) 669-5819
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

   ☐ Bio-tech
   Financial Services
   ☐ investment companies and funds
   ☐ mortgage investment companies
   ☐ Forestry
   ☐ Hi-tech
   ☐ Industrial
   Mining
   ☑ exploration/development
   ☐ production
   ☐ Oil and gas
   ☐ Real estate
   ☐ Utilities
   ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   January 25, 2007

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

1,150,000 units at a price of $0.50 per unit, each unit comprised of one common share and one one-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.75 on or before January 19, 2008.

Exemption Relied On	Number of Securities
Section 74(2)(9) of the BC *Securities Act*	20,000 units
Section 2.3 of NI 45-106	555,000 units
Section 2.5 of NI 45-106	415,000 units
Section 3 of BCI 72-503	160,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	24	$0.50	$445,000
Australia	1	$0.50	$80,000
Northern Ireland	1	$0.50	$50,000
Total number of Purchasers	26		
Total dollar value of distribution in all jurisdictions (Canadian $)			$575,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
N/A					
				TOTAL:	

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: January 26, 2007.

MAXIMUM VENTURES INC.
Name of issuer (please print)

Douglas B. Brooks, President – Tel.: (604) 669-5819
Print name, title and telephone number of person signing

Douglas B. Brooks
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-3923

FORM 45-106F1

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

MAXIMUM VENTURES INC.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

3. Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☑ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

Details of distribution

4. Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

5. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 9, 2007

6. For each security distributed:

(a) Describe the type of security,
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date, and
(c) State the exemption(s) relied on.

1,000,000 units at a price of $0.50 per unit, each unit comprised of one common share and one one-year transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.75 on or before February 22, 2008.

Exemption Relied On	Number of Securities
Section 2.3 of NI 45-106	976,000 units
Section 2.5 of NI 45-106	4,000 units
Section 3 of BCI 72-503	20,000 units

7. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	9	$0.50	$280,000
Ontario	3	$0.50	$110,000
Australia	1	$0.50	$10,000
Switzerland	1	$0.50	$100,000
Total number of Purchasers	14		
Total dollar value of distribution in all jurisdictions (Canadian $)			$500,000

Note [1]: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

8. Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing,

legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

	Compensation paid or to be paid (cash and/or securities)				
		Securities			
Full name and address of the person being compensated	Cash (Canadian $)	Number and type of securities issued	Price per security	Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
N/A					
				TOTAL:	

9. If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: March 9, 2007.

MAXIMUM VENTURES INC.
Name of issuer (please print)

Douglas B. Brooks, President – Tel.: (604) 669-5819
Print name, title and telephone number of person signing

Douglas B. Brooks
Signature

10. State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Gwen Wegner, Paralegal – Tel.: (604) 669-3116

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

a. has been notified by the issuer
   (1) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,
   (2) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,
   (3) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and
   (4) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and
b. has authorized the indirect collection of the information by the Ontario Securities Commission.

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

RECEIVED
2007 MAR 22 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 25, 2006

Item 3. **News Release**

News Release dated October 25, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is proceeding with its non-brokered private placement financing which has now been increased to $500,000 comprised of 1,000,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces that it is proceeding with its non-brokered private placement financing which has now been increased to $500,000 comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of two years.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 31st day of October 31, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 7, 2006

Item 3. **News Release**

News Release dated November 7, 2006 and disseminated to the Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce the Issuer will be proceeding with its non-brokered private placement financing as amended October 25, 2006, and which has now been increased to $600,000 comprised of 1,200,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the Issuer will be proceeding with its non-brokered private placement financing as amended October 25, 2006, and which has now been increased to $600,000 comprised of 1,200,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share for a period of two years. The increase includes $55,000 units being issued on a flow-through basis.

Funds from the financing will be used for working capital, exploration and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day November, 2006.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 3, 2007

Item 3. **News Release**

News Release dated January 3, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce a non-brokered private placement financing of $500,000 comprised of 1,000,000 units at $0.50 per unit.

Item 5. **Full Description of Material Change**

The Issuer announces a non-brokered private placement financing of $500,000 comprised of 1,000,000 units at $0.50 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.75 per share. The warrant period will be set at the maximum period allowable under applicable Exchange policies. Funds from the financing will be used for working capital, exploration, litigation matters and general corporate matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day January, 2007.

"Douglas B. Brooks"
Douglas B. Brooks, President

TSX venture EXCHANGE

January 18, 2007

Fax: 604-669-5886

Maximum Ventures Inc.
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Gwen Wegner

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC. ("MVI.H")
Private Placement-Non-Brokered – Submission #112518

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced on March 28, 2006, April 18, 2006, October 25, 2006, and November 7, 2006:

Number of Shares:	1,200,000 shares
Purchase Price:	$0.50 per share
Warrants:	1,200,000 share purchase warrants to purchase 1,200,000 shares
Warrant Exercise Price:	$0.75 for a one year period
Number of Placees:	27 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
TA Tour Advertising and Golf Productions Ltd. (Gwen Wegner)	Y	20,000
Al Versi (In trust for Pareesa Versi)	P	25,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3126 / FAX: (604) 844-7502 / EMAIL: gary.lee@tsxventure.com.

Yours truly,

Gary Lee

Gary Lee
Manager, NEX
Listed Issuer Services

GL\nl

File: ::ODMA\PCDOCS\DOCP\1792300\1

82-3923

TSX venture EXCHANGE

February 20, 2007

Sangra, Moller
Barristers & Solicitors
1000 - 925 West Georgia St.
Vancouver, BC V6C 3L2

Attention: Stewart L. Muglich

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC ("MVI.H")
Private Placement-Non-Brokered – Submission #121659

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced January 3, 2007:

Number of Shares:	1,000,000 shares
Purchase Price:	$0.50 per share
Warrants:	1,000,000 share purchase warrants to purchase 1,000,000 shares
Warrant Exercise Price:	$0.75 for a one year period
Number of Placees:	13 placees

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6958 / FAX: (604) 844-7502 / EMAIL: marc.sheard@tsxventure.com.

Yours truly,

Marc Sheard
Analyst, LIS / NEX
Listed Issuer Services
MS/nl
cc: Maximum Ventures Inc., Via Fax (604) 669-5886
File: ::ODMA\PCDOCS\DOCP\1813780\1

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